QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
SPORT-HALEY, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
848925103
(CUSIP Number)
October 7, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.            848925103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ronald J. Norick

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Oklahoma, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0 Shares and Option for 25,000 Shares

		6.	Shared Voting Power
110,617 Shares

		7.	Sole Dispositive Power
0 Shares and Option for 25,000 Shares

		8.	Shared Dispositive Power
110,617 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
110,617 Shares and Option for 25,000 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
4.16% (5.097% assuming exercise of options)

12.	Type of Reporting Person (See Instructions)
IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer
Sport-Haley, Inc.

(b)	Address of Issuer's Principal Executive Offices
4600 E. 48th Avenue Denver, Colorado 80216-3212

Item 2.

(a)	Name of Person Filing
Ronald J. Norick

(b)	Address of Principal Business Office or, if none, Residence
5400 N. Grand Blvd., Suite 220 Oklahoma City, OK 73112

(c)	Citizenship
U.S.A.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
848925103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
110,617 shares

(b)	Percent of class:

5.097% (assuming exerise of options)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
0 shares and option for 25,000 shares

	(ii)	Shared power to vote or to direct the vote

110,617 shares

	(iii)	Sole power to dispose or to direct the disposition of
0 shares and option for 25,000 shares

	(iv)	Shared power to dispose or to direct the disposition of
110,617 shares

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

Item 9. Notice of Dissolution of Group

         Not applicable.

Page 4 of 5 pages

Item 10. Certification

        (a)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1-10-03
Date

/s/ Ronald J. Norick
Signature

Ronald J. Norick
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general parter of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations
                      (See 18 U.S.C. 1001)

Page 5 of 5 pages

QuickLinks

SIGNATURE